UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 000-02040
                                               ---------

                       THE ST. LAWRENCE SEAWAY CORPORATION
                       -----------------------------------
                 (Name of Small Business Issuer in its charter)


            Indiana                                           35-1038443
-------------------------------                               ----------
(State or other jurisdiction of                       (I.R.S. Employer I.D. No.)
 incorporation or organization)

       Hanna II, Suite P, 6011 E. Hanna Avenue, Beech Grove, Indiana 46203
       -------------------------------------------------------------------
              (Address of principal executive offices and Zip Code)

                                 (317) 639-5292
                                 --------------
              (Registrant's telephone number, including area code)

                       THE ST. LAWRENCE SEAWAY CORPORATION

       Hanna II, Suite P, 6011 E. Hanna Avenue, Beech Grove, Indiana 46203

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                             NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                                 August 21, 2007

           We are furnishing this Information Statement to all of our shareholders of record at the close of business on August 21, 2007 of our common stock, $1.00 par value

                 This notice is required by Section 14(f) of the
          Securities Exchange Act of 1934 (the "Exchange Act") and Rule
            14f-1 of the Securities and Exchange Commission ("SEC").

        NO VOTE OR OTHER ACTION BY THE ST. LAWRENCE SEAWAY CORPORATION'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT AND
                        PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

The St. Lawrence Seaway Corporation (the "Company"), entered into a Stock and Warrant Purchase Agreement (the "Transaction"), dated as of January 10, 2007, with Bernard Zimmerman & Company, Inc., a Connecticut corporation (the "Investor"). Upon consummation of the Transaction, there will be a change in control of the Company. Pursuant to the Transaction, as of the closing, three of the four current members of the Board of Directors will resign. The Directors that will resign are Jack C. Brown, Joel M. Greenblatt, and Daniel L. Nir. Also, pursuant to the Transaction, Edward B. Grier III, will remain on the Board and will appoint Bernard Zimmerman, Duane L. Berlin and Ronald A. Zlatniski to the Board. Mr. Zimmerman, as the new Chairman of the Board, may appoint others in the future. Immediately following the Closing, the Board of Directors shall appoint Bernard Zimmerman as Chairman of the Board of Directors, Chief Executive Officer, President, and Principal Financial Officer; and appoint Duane L. Berlin as Secretary. The existing officers of the Company will tender their resignations as of the closing.

Proposed Executive Officers and Directors After the Closing of the Transaction

                 NAME            AGE                POSITION
        -----------------------------------------------------------------------
        Bernard Zimmerman         74   Chairman of the Board, Chief Executive
                                       Officer, President, and Principal
                                       Financial Officer.
        Duane L. Berlin           48   Secretary and Director
        Ronald A. Zlatniski       43   Director
        Edward Grier III          49   Director

     Bernard Zimmerman is the President and majority stockholder of Bernard Zimmerman & Company, Inc., a private merchant banking and financial consulting firm. Mr. Zimmerman currently serves as President, Chief Executive Officer, and Principal Financial Officer and Director of FCCC, Inc. From 1985 to January 2007, Mr. Zimmerman was a member of the Board of Directors of Sbarro, Inc., and served as its Chairman of the Audit and Compensation Committees for 15 years. He has also been a Certified Public Accountant for more than 35 years.

     Duane L. Berlin is the Principal and Managing Attorney of Lev & Berlin, P.C., a Connecticut-based law firm, -- representing numerous public and private entities. Mr. Berlin was also a partner and Managing Director of Westwood Capital Partners, an SEC registered securities broker dealer from 2000 through 2003. Mr. Berlin serves as a director of no other public entities.

     Ronald A. Zlatniski is a private investor as well as an operational specialist at Franklin Street Partners, a private investment management firm and trust company. Mr. Zlatniski has significant holdings in a number of publicly traded companies, including at the Company. Mr. Zlatniski serves as a director of no other public entities.

     Edward B. Grier III has served as a director of the Company since 1993. Mr. Grier has served as a Limited Partner of Gracie Capital, L.P. since January 1999; a Vice President of Gotham from 1992-1994 and a limited partner of Gotham from January 1, 1995 through December 31, 1998. Mr. Grier is a director of no other public entities.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of August 21, 2007, regarding beneficial ownership of Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of the Company , (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of the Company after giving effect to the Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o Hanna II, Suite P, 6011 E. Hanna Avenue, Beech Grove, Indiana 46203. As of August 21, 2007, there were issued and outstanding 427,069 shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock"). Each share of Common Stock is entitled to one vote. There is no cumulative voting with respect to the election of directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of the record date the beneficial share ownership of persons who, to the knowledge of the Corporation, beneficially owned as of the record date, more than 5% of the outstanding shares of Common Stock of the Corporation, and of each director and executive officer, and of all officers and directors as a group. No other person or group has reported that it is the beneficial owner of more than 5% of the outstanding Common Stock of the Company.

       --------------------------------------------  -----------------------------------  -----------------------------------
       Name and Address of
       Beneficial Owner                                Before Transaction Consummation      After Transaction Consummation
       --------------------------------------------  -----------------------------------  -----------------------------------
       5% or greater Stockholders, Officers and       Amount and Nature   Percentage of    Amount and Nature   Percentage of
       Directors                                        of Beneficial       Beneficial       of Beneficial       Beneficial
                                                         Ownership(1)      Ownership(1)        Ownership(1)     Ownership(1)
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Bernard Zimmerman & Company, Inc.                     0                  0               325,000(2)        43.2%(2)
       18 High Meadow Road
       Weston, CT 06883
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Duane L. Berlin                                       0                  0                   0                0
       200 Connecticut Avenue
       Norwalk, Conn. 06854
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Ronald Alan Zlatniski                              40,633(3)           9.5%(3)            40,633(3)         8.1%(3)
       731 Prince Road
       Greensboro, NC 27455
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Joel M. Greenblatt                                 93,750(4)(5)       20.5%(4)            93,750(4)        17.7%(4)
       100 Jericho Quadrangle
       Suite 212
       Jericho, NY 11753
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Daniel L. Nir                                      56,250(5)(6)       12.1%(6)            56,250(5)(6)     10.4%(6)
       Gracie Capital
       590 Madison Avenue, 28th Floor
       New York, NY 10022
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Jack C. Brown                                      20,456(7)           4.6%(7)               -                -
       c/o The St. Lawrence Seaway Corporation
       Hanna II, Suite P, 6011 E Hanna Ave.
       Beech Grove, Indiana 46203
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Edward B. Grier, III                                  0                  0                   0                0
       Gracie Capital
       590 Madison Avenue, 28th Floor
       New York, NY 10022
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Directors and executive officers as a group       170,456(4)(5)       33.5%(4)(6)            -                -
       (four persons) - Total                                   (6)(7)            (7)
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------
       Directors and executive officers as a group           -                  -               365,633           48.6%
       (four persons) - Total
       --------------------------------------------  ------------------- ---------------  ------------------- ---------------

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The pre-Transaction percentages are based on 427,069 shares of Common Stock outstanding unless otherwise indicated. The number of shares outstanding used as a basis to calculate each shareholder's post-transaction percentage includes (i) the total outstanding number of shares (427,069 shares) plus
     (ii) 75,000 shares issued to the Investor plus (iii) all of that respective shareholder's unexercised options or warrants. The number of shares used to calculate the percentage for directors and executive officers as a group includes all officers' and directors' unexercised warrants. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Shares of Common Stock that are currently obtainable or obtainable within 60 days of August 21, 2007 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Pursuant to the Transaction, Investor will purchase 75,000 shares of Common Stock and warrants exercisable for two hundred fifty thousand (250,000) shares of Common Stock. If Investor exercises all of the warrants, it will beneficially own 43.2% of the issued and outstanding Common Stock of the Company if no additional shares are issued.

(3)  Based on a Form 13D/A filed by Mr. Zlatniski on November 20, 2006.

(4) Includes 29,166 shares subject to a currently exercisable common stock warrant transferred to him from the Windward Group L.L.C.

(5) On January 30, 2006, Windward Group L.L.C. was dissolved and the Company's common stock and stock warrants owned by it were distributed to its members, Joel M. Greenblatt and Daniel L. Nir, at a ratio of 62.5% and 37.5%, respectively. After the dissolution on January 30, 2006, Mr. Greenblatt owned 31,250 shares of the Company's common stock and a currently exercisable warrant to purchase 62,500 shares of the Company's common stock at $3.00 per share, and Mr. Nir owned 18,750 shares of the Company's common stock and a currently exercisable warrant to purchase 37,500 shares of the Company's common stock expiring on September 21, 2007. Mr. Greenblatt exercised a portion of his common stock warrant and purchased 16,667 shares of the Company's common stock on January 31, 2006 and another 16,667 shares on June 13, 2006, bringing his holdings to 64,584 shares of common stock and a warrant currently outstanding to purchase 29,166 shares of common stock at $3.00 per share, expiring on September 21, 2007.

(6) Includes 37,500 shares subject to a currently exercisable common stock warrant transferred from the Windward Group L.L.C.

(7) Includes 15,000 shares subject to currently exercisable stock options granted on June 11, 1983, as amended, and expiring on September 21, 2007, with a per share exercise price of $3.00

                               CHANGE OF CONTROL

     It is expected that if the Transaction is consummated, the constitution of the Board will be affected, and a change in control is contemplated as three of the four existing directors will resign and be replaced by new directors. In addition, if Investor exercises all of the warrants purchased pursuant to the Transaction (and no additional issuances of Common Stock are made by the Company), then Bernard Zimmerman & Company, Inc. will beneficially own 43.2% of the issued and outstanding Common Stock of the Company if no additional shares are issued.

                              MATERIAL PROCEEDINGS

     There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the registrant, or any associate of any such director, officer, affiliate of the registrant, or security holder is a party adverse to the registrant or any of its subsidiaries or has a material interest adverse to the registrant or any of its subsidiaries

       REPORT OF THE BOARD OF DIRECTORS IN ITS CAPACITY AS AUDIT COMMITTEE

     The Company has not designated a separate Audit Committee and, accordingly, its Board serves that function. All members of the Board are not deemed independent members under applicable standards. The Board believes at least one of its members is a "financial expert" within the meaning of the Act. Management has the primary responsibility for the financial statements and the financial reporting process, including the system of internal controls. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements and internal control over financial reporting in accordance with the Public Company Accounting Oversight Board standards and to issue a report thereon. The Board monitors these processes.

                              DIRECTOR INDEPENDENCE

     The Company currently has four directors, Mssrs. Greenblatt, Brown, Nir and Grier. The Board of Directors has made the determination that none of the members of the Board is independent, as defined by the NASDAQ Stock Market (the Company's Common Stock is not listed or traded on NASDAQ, but over the counter trades of the Company are quoted on the OTC Bulletin Board, Stock Symbol STLS.OB). Mr. Brown, Mr. Nir and Mr. Grier are officers of the Company. Mr. Greenblatt has a "material relationship" with the Company as a significant shareholder, and therefore cannot be considered independent, as defined by NASDAQ. Mssrs. Zimmerman, Berlin, and Zlatniski post-Transaction directors or major shareholders who will also be officers of the Company, will also not be independent.

                          ATTENDANCE AT ANNUAL MEETINGS

     The Company does not have a policy with regard to Board members' attendance at annual meetings of stockholders. The Company's last meeting of shareholders occurred on July 10, 2007. Two Board members attended such meeting of shareholders.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Directors of the Company receive a fee of $100 for each meeting of the Board of Directors which they attend plus reimbursement for reasonable travel expense. All fees were waived by the Directors for meetings in fiscal year ended March 31, 2007. No options or stock were issued to any directors for fiscal year ended March 31, 2007.

         REPORT OF THE BOARD, IN ITS CAPACITY AS COMPENSATION COMMITTEE,
                            ON EXECUTIVE COMPENSATION

     The material in this report is not deemed soliciting material, or will be deemed filed with the SEC or will be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended (the "Exchange Act"), whether made before or after the date of this proxy statement and irrespective of any general incorporating language in such filing.

     The Board in its capacity as Compensation Committee is responsible for establishing compensation policy and administering the compensation programs of the Company's executive officers. The Board in its capacity as Compensation Committee did not meet during fiscal years ended March 31, 2006 or March 31, 2007. The purpose of this report is to inform stockholders of the Company's compensation policies for executive officers.

Compensation Philosophy. Given that the Company has not paid any material compensation to any employee for fiscal year ended March 31, 2007, or 2006 the Board in its capacity as Compensation Committee has not been required to apply or analyze any compensation policies or to set any policy.

Stock Options. The Company's stock option plan was established to provide all employees and consultants of the Company with an opportunity to share, along with stockholders of the Company, in the long-term performance of the Company. Stock options only have value to the employee or consultant if the price of the Company's stock appreciates in value from the date the stock options were granted. Stockholders also benefit from such stock price appreciation. Given that the Company has not granted any stock options during the fiscal year ended March 31, 2007, the Board in its capacity as Compensation Committee has not been required to apply or analyze any related compensation policies.

Principal Executive Officer Compensation. Given that the Company has not paid any compensation to executive officers for fiscal year ended March 31, 2007, the Board in its capacity as Compensation Committee has not been required to apply or analyze any compensation policies.

Conclusion. In the event the Company evolves to a point where employee, officer and executive compensation is an issue, the Company will revisit its compensation policies to develop an appropriate rubric of procedures and criteria for awards.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors does not have any standing audit, nominating or compensation committees or any other committees performing similar functions. Therefore, there are no relationships or transactions involving members of the Compensation Committee during the fiscal year ended March 31, 2007 required to be reported pursuant to Item 402(j) of Regulation S-K.

                        SHAREHOLDER COMMUNICATION POLICY

     Shareholders may send communications to the Board of Directors or individual members of the Board by writing to them, care of Secretary, The St. Lawrence Seaway Corporation, Hanna II, Suite P, 6011 E. Hanna Avenue, Beech Grove, Indiana 46203 (or any other then current mailing address), who will forward the communication to the intended director or directors. If the stockholder wishes the communication to be confidential, then the communication should be provided in a form that will maintain confidentiality

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                   THE SAINT LAWRENCE SEAWAY CORPORATION, INC.

DATE: AUGUST 21, 2007

                                               BY: /s/ Daniel Nir
                                               --------------------------
                                               DANIEL NIR
                                               Title:  President and Treasurer